Annual Report 2022

$ in thousands 1 The following financial measures utilized by management and contained in the following Letter to Shareholders are considered non-GAAP: net operating income; net operating income as a return on average equity, excluding net unrealized gains on fixed maturities; book value (shareholders’ equity) per share, excluding net unrealized gains or losses on fixed maturities; underwriting income or margin (consolidated). Globe Life includes non-GAAP measures to enhance investors’ understanding of management’s view of the business. The non-GAAP measures are not a substitute for GAAP, but rather a supplement to increase transparency by providing broader perspective. Globe Life’s definitions of non-GAAP measures may differ from other companies’ definitions. Reconciliations to GAAP financial data are presented on pages 16–17. $4,302,709 Total Premium $806,345 Net Operating Income $739,704 Net Income $3,061,520 Annualized Life Premium In Force $1,327,854 Annualized Health Premium In Force 2022 in Focus 1 Financial Highlights $ in thousands, except per share amounts 2022 2021 % CHANGE OPERATIONS Total Premium $4,302,709 $4,099,887 4.9 Net Operating Income1 806,345 707,497 14.0 Net Income 739,704 744,959 0.7 Annualized Life Premium In Force 3,061,520 2,943,185 4.0 Annualized Health Premium In Force 1,327,854 1,286,078 3.2 Diluted Average Shares Outstanding 98,985 103,170 4.1 Net Operating Income as a Return on Average Equity (excluding net unrealized gains on fixed maturities1) 13.4% 12.3% Net Income as a Return on Average Equity 12.3% 8.8% PER COMMON SHARE (on a diluted basis) Net Operating Income1 $8.15 $6.86 18.8 Net Income 7.47 7.22 3.5 Shareholders’ Equity (excluding net unrealized gains on fixed maturities1) 64.01 58.50 9.4

Products We offer affordable basic protection life and health insurance products to customers that help provide a financial safeguard when the unexpected happens. Market For over half a century we have focused our operations on the lower-middle to middle- income markets. These markets are vastly underserved and provide significant opportunity for growth. Margins As a result of Globe Life’s history of consistently strong underwriting margins, we do not have to rely on investment income to produce operating income. Approximately 78% of the Company’s pretax operating income comes from underwriting income. Distribution Products are distributed to the individual and worksite markets primarily through a diverse exclusive agency force and direct-to-consumer marketing channels. Through these channels, we can effectively manage costs, which leads to consistent underwriting margins. Return of Excess Capital to Shareholders Globe Life consistently produces excess cash flow which is returned to shareholders. Since 1986, Globe Life has returned approximately $11.4 billion to shareholders in the form of share repurchases and dividends. Cash Flows Our highly persistent block of in-force business produces strong excess cash flows year after year. More than 90% of Globe Life’s premium revenue is generated from policies sold in prior years. At Globe Life, everything is done with purpose to Make Tomorrow Better. Gary Coleman and Larry Hutchison, who stepped down as Co-CEOs of Globe Life on December 31, 2022, after a combined 78 years of service to the Globe Life family of companies, are a testament to that purpose. Gary and Larry’s complementary skill sets provided depth to a Co-CEO structure that facilitated sound collective decision-making processes and allowed the flexibility to both oversee daily operations and plan more easily for the future. Throughout their 10-year period as Co-CEOs, they led the streamlining and modernization of Company operations, directed critical innovations in digital marketing, and successfully navigated through difficult challenges. Gary and Larry are admired for their leadership, resilience, and integrity, and for making each decision with the interests of Globe Life’s shareholders, policyholders, agents, and employees in mind. We are honored to write the next chapter in Globe Life’s history of growth. We look forward to continuing the Please note that our business model will not change as the new accounting guidance for insurance contracts, titled Long Duration Targeted Improvements (LDTI), is implemented in 2023. While LDTI generates timing differences that will impact our GAAP financial statements, it will have no impact whatsoever on how we view or operate our business. There will be no impact to the cash flows generated by our operations. The cash flow dividends provided by the insurance subsidiaries to the parent company are based on our statutory income, which is not impacted by LDTI. Letter to Shareholders* *Throughout this letter net operating income represents net operating income from continuing operations. successful execution of our strategy and are committed to enhancing value for Globe Life’s stakeholders. Even with the lingering effects of the COVID-19 pandemic, Globe Life continued to thrive in 2022. Our overall performance remained positive with strong results despite a challenging economic environment and paying approximately $118 million of excess life claims directly or indirectly related to COVID-19. Total premium grew 5% and total net sales grew to a record of $722 million. Net operating income as a return on equity, excluding net unrealized gains on fixed maturities, was 13.4%. While we still anticipate excess mortality in 2023, we believe the impact of COVID-19 will continue to moderate as it develops into an endemic state. The core tenets of our business model — provide basic protection insurance to our niche markets, grow our business profitably, manage costs, and return excess capital to shareholders — are fundamental to Globe Life’s success. This model has produced strong results year after year and is summarized below. 2

Our Growth

A strong return on equity (ROE) has routinely been generated by Globe Life. In 2022, net income as an ROE was 12.3%, and net operating income as an ROE, excluding net unrealized gains on fixed maturities, was 13.4%.

Our business model is central to our success and delivers consistent results year after year. We continue to pursue enhancements of our operations through careful use of innovation and technology to effectively manage agent recruiting, lead generation, training, business conservation, and sales activities.

The charts below demonstrate the sustained growth in earnings per share and book value per share.

Net Income Per Share

Compound Annual Growth Rate:
10-Year: 7.6%



$3.60
$4.09
$4.49
$6.09
$6.82
$7.47
2012
2014
2016
2018[1]
2020
2022

Net Operating Income Per Share

Compound Annual Growth Rate:
10-Year: 9.4%



$3.31
$3.92
$4.49
$6.13
$6.88
$8.15
2012
2014
2016
2018[1]
2020
2022

Book Value Per Share

Compound Annual Growth Rate:
10-Year: 5.0%



$30.56
$36.19
$37.76
$48.11
$83.19
$49.65
2012
2014
2016
2018[1]
2020
2022

Book Value Per Share

(Excluding Net Unrealized Gains or Losses on Fixed Maturities)

Compound Annual Growth Rate:
10-Year: 10.5%



$23.49
$27.91
$32.13
$44.32
$53.12
$64.01
2012
2014
2016
2018[1]
2020
2022

[1]In 2017, tax legislation revised the corporate income tax rate from 35% to 21% effective Jan. 1, 2018, among other modifications.

3

Operations

Net operating income has long been used as a performance measure for Globe Life's insurance operations. Net operating income is a common metric used in the life insurance industry. We continue to utilize net operating income because we believe it provides a clearer view of the profitability and operating trends of our business.

In 2022, net operating income per share was up 18.8% to $8.15 due primarily to improved mortality.

Components of Net Operating Income

($ in millions, except per share data)

		PER SHARE
Underwriting Income	$799	$8.08
Excess Investment Income	238	2.41
Tax and Other Parent Expenses	(208)	(2.10)
Stock Compensation Expense, Net of Tax	(23)	(0.23)
Net Operating Income	**$806**	**$8.15**

Underwriting Income

Underwriting income, which is premium income less the funding of policy benefits, acquisition costs, and administrative expenses, increased by 20% year over year. The higher underwriting income is primarily due to higher premiums and improved claims experience. In 2022, approximately 78% of pretax operating income was produced from underwriting income.

Globe Life uses multiple channels to distribute its products. American Income, Liberty National, and Family Heritage market to individuals and worksites through in-person and virtual platforms. The Direct to Consumer Division provides life insurance products to adult and juvenile customers through the Internet, direct mail, call center, and insert media channels. United American is our independent (non-exclusive) agency. This general agency division markets Medicare Supplement and limited benefit supplemental health plans to individuals and employer groups.

Company-wide, Globe Life issued almost 2.3 million new life and health policies in 2022, which represents millions of family members who are being protected due to the efforts of our employees and the thousands of exclusive and independent agents representing Globe Life. We have been able to maintain robust underwriting margins by effectively managing our expenses. The chart at right reflects the distribution of underwriting margin by channel.

Components of Underwriting Income

($ in millions)

		AS % OF PREMIUM
Underwriting Margin		
- Life	$769	25.4%
- Health	321	25.1%
- Other	8	
Total	$1,098	25.5%
Admin. Expenses Net of Other Income	(299)	7.0%
Underwriting Income	**$799**	**18.6%**

2022 Total Underwriting Margin



52%
8%
9%
7%
11%
13%
American Income Division
Liberty National Division
Direct to Consumer Division
Family Heritage Division
United American Division
Other

4

American Income remains the largest contributor of premium and underwriting margin among Globe Life’s distribution channels. In 2022, American Income represented 50% of life premiums and 52% of total underwriting margin. Life net sales at American Income increased 9% in 2022. Over the past ten years, life net sales have grown at a compound annual growth rate of 7.1%. American Income is a “union label” company with union members not only in the home office, but also in the sales force. With the endorsement of unions at the international level, the sales force markets products to union membership at the local level. American Income is honored to be among those “All-Union Wall-to-Wall” companies cited by the AFL-CIO Union Label and Service Trades Department. While this union affiliation will always be an important part of our business, we have greatly expanded our markets in recent years. Today, the majority of our new business comes from non-union sources. For more than six decades, American Income has offered the same basic protection life insurance products to working families. Even so, the Division has continued to evolve considerably over time in how they recruit, train, sell, gather leads, and develop emerging agency leaders. In our exclusive agency operations, sales growth is generally dependent upon agent count growth. In 2020 and 2021, American Income Division experienced tremendous growth in agent count due to the pivot away from face-to-face sales to virtual recruiting and selling during the pandemic. In 2022, the Division saw a decline in average agent count resulting from higher-than-expected attrition. We have seen positive momentum as a result of our new retention efforts and agency compensation adjustments aimed at recruiting and retention, and we expect to see renewed agent growth in 2023. We are confident American Income will continue to have long-term growth opportunities to recruit new agents and grow sales. Our agencies recruit underemployed individuals searching for a better opportunity, and there will always be a large pool of such individuals. These agencies also understand the importance of leadership development and offering unlimited opportunity to those desiring the prospect of leading a team and ultimately owning their own agency. 6,962 6,971 7,360 8,738 9,971 9,444 2017 2018 2019 2020 2021 2022 American Income Division Average Agent Count Compound Annual Growth Rate: 5-Year: 6.3% $223 $224 $238 $253 $291 $317 2017 2018 2019 2020 2021 2022 American Income Division Life Net Sales Compound Annual Growth Rate: 5-Year: 7.3% ($ in millions) 5

Liberty National Division

Liberty National had one of the best years in its 100-year history with all-time highs in agent count, amount of annualized premium written per agent, middle management leadership counts, and net submitted premium. These results translated into the Division breaking its longstanding goal of reaching $100 million in sales from the individual and worksite markets.

Total life net sales at Liberty National grew 10% year over year. As shown in the charts, agent count and total net sales have grown at a compound annual growth rate of 6.6% and 9.8%, respectively over the past five years.

We continue to innovate and invest in technology to enhance business processes, including real-time presentation metrics, lead management, and seamless process flow throughout the sales presentation, which helps agents build confidence in building rapport and closing sales. These improvements in technology allowed visibility into activity which has enhanced agent productivity.

We are pleased by the growth at Liberty National and expect continued expansion of their reach beyond small-town markets in the Southeast to more heavily populated areas across the United States.

Liberty National Division Average Agent Count

Compound Annual Growth Rate: 5-Year: 6.6%


2,017
2,156
2,350
2,575
2,716
2,775
2017
2018
2019
2020
2021
2022

Liberty National Division Total Net Sales

Compound Annual Growth Rate: 5-Year: 9.8%

($ in millions)


$67
$71
$78
$78
$98
$107
2017
2018
2019
2020
2021
2022

6

Family Heritage Division

Family Heritage focuses on providing limited-benefit health insurance products to non-urban areas and smaller cities throughout the United States. The majority of these products offer a return of premium feature, which refunds any excess of premiums received less claims paid to the policyholder at the end of a specified period.

While average agent count was relatively flat for the last three years, we are very encouraged with the direction of this agency. Agency bonus compensation was adjusted last year to incentivize recruiting activity and agency middle management development. In addition, a customer relationship management tool was deployed to the entire agency, providing agents better access to information about their clients and prospects.

These changes have generated positive momentum, as net health sales grew 14% to $83 million and average agent count grew steadily the last three quarters of 2022, ending the year above 1,300 agents. We are excited with the progress made last year and are very optimistic for the future.

Family Heritage Division Average Agent Count

Compound Annual Growth Rate: 5-Year: 4.0%


995
1,064
1,112
1,325
1,213
1,210
2017
2018
2019
2020
2021
2022

Family Heritage Division Health Net Sales

Compound Annual Growth Rate: 5-Year: 7.8%

($ in millions)


$57
$60
$66
$71
$73
$83
2017
2018
2019
2020
2021
2022

7

Direct to Consumer has evolved over the years from a direct mail distribution channel to a multi- channel division that also utilizes insert media, a call center, and the Internet. Having these various channels to reach consumers provides a significant advantage since we can monetize leads more effectively than other life insurers. Direct to Consumer focuses on the lower-middle to middle-income market offering adult and juvenile life insurance protection. Life net sales in the Direct to Consumer Division declined approximately 15% in 2022, falling back to pre-pandemic levels following a surge over the past two years. Life underwriting margin grew 71% to $115 million primarily due to improved claims experience. The decline in net life sales was due to reduced consumer demand and in part a reduction in our circulation and mailings as increases in postage and paper costs impeded our ability to achieve a satisfactory return on our investment for certain marketing campaigns. An offset to the reduced circulation and mailing volume is the growth of our Internet activity, which has a lower acquisition cost than our mailing and insert programs. Today, electronic media sales are approximately 70% of our business compared to 54% in 2019. We are also encouraged to see the average premium per issued policy has increased each year for the last several years and was 16% higher in 2022 than in 2019. All of the Direct to Consumer channels work together to support and drive activity to our other distribution Divisions. The tremendous amount of data and experience we have accumulated over nearly six decades helps us understand what works and what doesn’t work in this market, and provides a significant competitive advantage in consumer segmentation, advanced analytics, production efficiency, and pricing. As Globe Life’s second- largest division, Direct to Consumer remains a key contributor to Globe Life’s success. Direct to Consumer Division Life Net Sales Compound Annual Growth Rate: 5-Year: -1.5% ($ in millions) 2017 2018 2019 2020 2021 2022 $136 $126 $126 $165 $149 $126 Direct to Consumer Division Life Premium Compound Annual Growth Rate: 5-Year: 3.8% ($ in millions) 2017 2018 2019 2020 2021 2022 $813 $829 $856 $907 $971 $982 8

United American Division

Our United American Division primarily sells individual and group Medicare Supplement insurance using an independent agency distribution model. The Medicare Supplement market is very competitive and subject to considerable regulatory scrutiny that can impact product demand or pricing.

Net health sales declined 8% in 2022 due primarily to Medicare market dynamics. Health underwriting margin grew 7% over the prior year. While we focus primarily on life insurance at Globe Life, we like the Medicare Supplement business as it generates stable profit margins, and we have the knowledge and infrastructure to administer this business efficiently.

We have been in the Medicare Supplement business since Medicare began, and we have seen swings in market dynamics over that entire period. We will maintain a disciplined approach to this business and will take care to protect our profit margins.

United American Division Health Net Sales

Compound Annual Growth Rate: 5-Year: -0.7%

($ in millions)


$61
$70
$79
$62
$64
$59
2017
2018
2019
2020
2021
2022

United American Division Health Premium

Compound Annual Growth Rate: 5-Year: 8.1%

($ in millions)


$364
$381
$417
$453
$482
$538
2017
2018
2019
2020
2021
2022

9

Components of Net Operating Income ($ in millions, except per share data) PER SHARE Underwriting Income $799 $8.08 Excess Investment Income 238 2.41 Tax and Other Parent Expenses (208) (2.10) Stock Compensation Expense, Net of Tax (23) (0.23) Net Operating Income $806 $8.15 Excess Investment Income ($ in millions) Net Investment Income $987 Required Interest on Net Policy Liabilities (659) Interest on Debt (90) Excess Investment Income $238 Excess investment income is the metric we use to measure our performance in the investment segment. The components of excess investment income can be seen in the chart. Excess investment income produced 23% of our pretax operating income in 2022. Investment Operations 10

The primary purpose of our investment activities is to fund future obligations to our policyholders. To do this, we invest primarily in investment-grade, long-dated fixed maturities which provide the best match for our long-term fixed liability products. These assets have historically provided attractive risk-adjusted, capital-adjusted returns due in large part to our unique ability to hold securities to maturity regardless of fluctuations in interest rates or equity markets. Due to the types of products we sell and the strength of our underwriting margins, Globe Life does not need to invest in high-risk assets such as derivatives, public equities, residential mortgages, collateralized loan obligations, and other asset-backed securities. We have a conservative investment philosophy that emphasizes preservation of capital. During 2022, we executed some repositioning of the fixed maturity portfolio to improve yield and quality. Over the course of the year, we sold approximately $359 million of fixed maturities with an average rating of BBB and reinvested the proceeds in higher-yielding securities with an average rating of A+. Below investment grade bonds are $542 million, compared to $702 million a year ago. The percentage of below investment grade bonds to fixed maturities is 3.0%, the lowest this ratio has been for more than 20 years. In addition, below investment grade bonds plus bonds rated BBB are 54% of fixed maturities, the lowest this ratio has been in 8 years. Since 2020, we have invested approximately $785 million in limited partnerships and commercial mortgage loans with debt-like characteristics. These investments were made to diversify our portfolio and generate additional yield, while staying in line with our conservative investment philosophy. Since we expect to hold our investments to maturity, we take special care to invest in entities that have the ability to survive multiple economic cycles. Overall, we are confident regarding the resiliency of our investment portfolio and believe we are well equipped to withstand a potential recession, and to opportunistically purchase higher yielding securities should such an event occur. Investment Portfolio Total Invested Assets at Amortized Cost Compound Annual Growth Rate: 10-Year: 4.8% ($ in billions) 2012 2014 2016 2018 20222020 $12.5 $13.3 $16.6 $14.8 $20.0 $18.4 AS % OF TOTAL Fixed Maturities (at fair value) $16,503 91% Policy Loans $615 3% Other Investments $1,090 6% Total* $18,208 100% *Total invested assets with fixed maturities at amortized cost: $20,007 Investment Portfolio December 31, 2022 Invested Assets ($ in millions) 11

This chart reflects the impact of lower interest rates over the years. However, the chart also shows that the portfolio yield increased from 2021 to 2022. This is the first time this has happened since 2008. We are very pleased to see higher interest rates as this has a positive impact on net operating income by driving up net investment income. We are not concerned about interest-rate driven unrealized losses as we have the intent and the ability to hold our investments to maturity. Fixed Maturity Portfolio Yield Fixed Maturity Portfolio Yield (at end of year) 5.55% 5.60% 5.41% 5.28% 5.17% 5.19% 2017 2018 2019 2020 2021 2022 12

Capital Management

Our capital management strategy is a key component of the Globe Life business model, which we believe maximizes shareholder value. We are able to generate substantial excess cash flow due to our large in force block of policies. Our capital management strategy is to fully fund our insurance operations, maintain appropriate capital levels, and return excess capital not needed in our operations to our shareholders.

We continue to maintain our Company Action Level Risk-Based Capital (RBC) ratio target of 300% to 320%. This RBC ratio is lower than that of similarly rated peers. We do not need to hold as much capital as many of our peers due to our lower risk profile, which is attributable to our conservative investment portfolio, policy obligations that are primarily fixed and not subject to fluctuations in interest rates and equity markets, lower withdrawal risk, the strength of our underwriting margins, and consistent cash flow generation.

The chart on the top right presents a history of excess cash flows back to 2012. Excess cash flows are defined as dividends received by the parent from its subsidiaries less interest paid on debt. Over the years, we have returned the great majority of these excess cash flows to shareholders through dividends and share repurchases as can be seen in the chart on the bottom right. Excess cash flows in 2021 and 2022 were negatively impacted by approximately $207 million of COVID-19 claims. We estimate for 2023, after payments of interest on debt, the holding company should have approximately $410 million to $450 million available to return to its shareholders in the form of dividends and share repurchases.

Our first priority is to maximize the profitable growth of our insurance business, so share repurchases come from excess cash flow remaining after fully funding profitable sales growth and insurance operations. We began our share repurchase program in 1986 and have spent $9 billion to repurchase 83% of the outstanding shares of the Company. As long as we believe the stock is not fully valued and can generate a risk-adjusted return on share buybacks that exceeds our cost of equity and other alternative uses, we will continue to repurchase shares.

Excess Cash Flow

($ in millions)



$411
$442
$378
$421
$466
$359
2012
2014
2016
2018
2020
2022

Return of Excess Capital to Shareholders

($ in millions)

	SHAREHOLDER DIVIDENDS	SHARE REPURCHASES	TOTAL SPENT
2012	$56	$360	$416
2014	65	375	440
2016	67	311	378
2018	71	372	443
2020	78	380	458
2022	81	335	416

13

Total Shareholder Return 10-year Cumulative Annualized Return: Globe Life – 14.34% S&P 500 – 12.55% S&P 500 Life & Health Insurance – 11.70% 2012 2014 2016 2018 2020 2022 $150 $200 $250 $300 $350 $400 $100 Frank M. Svoboda Co-Chief Executive Officer J. Matthew Darden Co-Chief Executive Officer Note: Globe Life cautions you that this Letter to Shareholders may contain forward-looking statements within the meaning of the federal securities law. These prospective statements reflect management’s current expectations, but are not guarantees of future performance. Accordingly, please refer to our cautionary statement regarding forward-looking statements and the business environment in which the Company operates, contained in the Company’s Form 10-K for the period ended December 31, 2022, found on the following pages and on file with the Securities and Exchange Commission. Globe Life specifically disclaims any obligation to update or revise any forward-looking statement because of new information, future developments, or otherwise. Globe Life had another good year in 2022. We believe the Company’s performance through the pandemic illustrates the resiliency of our business model, which has facilitated the delivery of strong, consistent results over the years regardless of the macroenvironment. The Company’s long-term performance is reflected in the Total Shareholder Return chart shown to the right. Globe Life’s total return has exceeded the S&P 500 index and the S&P 500 Life and Health Insurance Index over the past ten years including three years of the pandemic, despite being primarily a “mortality company.” For 2022, the Company’s total shareholder return was 29.7%, compared to –18.1% for the S&P 500 index and 10.3% for the S&P 500 Life and Health index. The Company’s success would not be possible without the efforts of our employees and agents. We are extremely grateful for their contributions and will continue to invest in human capital to support the growth of our operations. We are proud to represent a Company that helps provide financial stability to a segment of the market that is largely ignored by the financial services industry. Our products promise to provide basic protection to help families put food on the table, cover rent and other routine living expenses, and avoid the devastating impact of significant medical expenses in the event of the death or critical illness of a breadwinner. As promised, Globe Life was able to provide that protection to our policyholders during the pandemic when they needed us most. We have advanced the Company’s environmental, social and governance (ESG) strategy by aligning our ESG disclosures with the Sustainability Accounting Standards Board (SASB) and the Task Force for Climate-related Financial Disclosures (TCFD) recommendations. We are humbled to serve as the next Co-CEOs of Globe Life. While the manner in which we operate our business will change as we continue to invest in technology and modernize our operations, we firmly believe in Globe Life’s unique business model as it has served the Company very well over the years and provides the best opportunity to succeed in the future. We are excited to continue the successful execution of our financial and operational strategies and look forward to capitalizing on the many opportunities we have for continued growth. Thank you for your continued investment in Globe Life. Conclusion 14

PRINCIPAL EXECUTIVE OFFICE 3700 South Stonebridge Drive McKinney, Texas 75070 972-569-4000 ANNUAL MEETING OF SHAREHOLDERS 10:00 a.m. CDT, Thursday, April 27, 2023 The proceedings will be made available for replay on the Investors page of the Globe Life website. The Company’s Annual Meeting will be conducted in accordance with its Shareholders’ Rights Policy. A copy of this policy can be obtained on the Company’s website, or by contacting the Corporate Secretary at the Globe Life principal executive office address. INVESTOR RELATIONS Contact: Mike Majors Phone: 972-569-3239 Fax: 972-569-3282 Email: Investors@Globe.Life INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS Deloitte & Touche LLP 2200 Ross Avenue Suite 1600 Dallas, Texas 75201 STOCK EXCHANGE LISTINGS New York Stock Exchange Symbol: GL INDENTURE TRUSTEE FOR 7.875%, 4.800%, 4.550%, AND 2.150% SENIOR NOTES AND 5.275% AND 4.250% JUNIOR SUBORDINATED DEBENTURES Regions Bank Corporate Trust Services 3773 Richmond Ave., Suite 1100 Houston, TX 77046-3703 Phone: 713-244-8042 Website: www.regions.com/ commercial_ banking/corp_trust.rf The 4.250% debentures trade through Depository Trust Company under global certificates listed on the New York Stock Exchange (NYSE Symbol GL PRD). The 5.275% debentures trade through Depository Trust Company under global certificates listed on the Singapore Stock Exchange. STOCK TRANSFER AGENT AND SHAREHOLDER ASSISTANCE EQ Shareowner Services P.O. Box 64854, St. Paul, MN 55164-0854 or 1110 Centre Pointe Curve, Suite 101 Mendota Heights, MN 55120-4100 Toll-Free Number: 866-557-8699 TDD: Hearing impaired can use a relay service Outside the U.S.: 651-450-4064 Website: www.shareowneronline.com DIVIDEND REINVESTMENT Globe Life maintains a dividend reinvestment plan for all holders of its common stock. Under the plan, shareholders may reinvest all or part of their dividends in additional shares of common stock and may also make periodic additional cash payments of up to $3,000 toward the purchase of Globe Life stock. Participation is voluntary. More information on the plan may be obtained from the Stock Transfer Agent by calling toll-free 866-557-8699 or by writing: Globe Life Inc., c/o EQ Shareowner Services, P.O. Box 64874, St. Paul, MN 55164-0874 or 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100. AUTOMATIC DEPOSIT OF DIVIDENDS Automatic deposit of dividends is available to shareholders who wish to have their dividends directly deposited into the financial institution of their choice. Authorization forms may be obtained from the Stock Transfer Agent by calling toll-free 866-557-8699. Globe Life Investors Website The Investors page contains a menu with links to many topics of interest to investors and other interested third parties: • Financial Reports and Other Financial Information • Annual Reports, 10-K and Proxy Statements • Calendar • News Releases • SEC Filings • Environmental, Social & Governance Report • Political Contributions and Public Advocacy Policy • Executive Leadership • About Globe Life Inc. • Contact Us • GlobeLifeInsurance.com STOCK INFORMATION • Stock Transfer Agent and Shareholder Assistance • Dividend Reinvestment • Automatic Deposit of Dividends CORPORATE GOVERNANCE • Corporate By-laws • Code of Business Conduct and Ethics • Code of Ethics for CEO and Senior Financial Officers • Corporate Governance Guidelines • Employee Complaint Procedures • Shareholders’ Rights Policy • Regulation FD Policy and Guidelines • Related Party Transaction Policy • Human Rights and Labor Policy • Third Party Code of Conduct • Anti-Bribery and Corruption Policy BOARD OF DIRECTORS • Board of Directors • Board Committees • Audit Committee • Compensation Committee • Governance and Nominating Committee • Executive Sessions • Qualifications of Directors • Director Independence Criteria • Director Resignation Policy CALLS AND MEETINGS • Management Presentations • Conference Calls on the Web • Conference Call Replays and Transcripts • Annual Meeting of Shareholders 15

Operating Summary

Unaudited and $ in thousands except per share amounts

	Twelve months ended December 31, 2022	2021	% Increase or Decrease
UNDERWRITING INCOME			
Life:			
Premium	$3,023,296	$2,898,210	4.3 ↑
Net policy obligations	(1,273,816)	(1,335,203)	
Nondeferred commissions and amortization	(883,373)	(853,399)	
Nondeferred acquisition expense	(97,561)	(85,933)	
Underwriting margin	768,546	623,675	23.2 ↑
Health:			
Premium	1,279,412	1,201,676	6.5 ↑
Net policy obligations	(682,020)	(656,171)	
Nondeferred commissions and amortization	(240,711)	(214,373)	
Nondeferred acquisition expense	(35,969)	(26,830)	
Underwriting margin	320,712	304,302	5.4 ↑
Annuity underwriting margin	8,226	8,704	
Total underwriting margin	1,097,484	936,681	
Other income	1,246	1,216	
Insurance administration expenses	(299,341)	(271,631)	10.2 ↑
Underwriting income	799,389	666,266	20.0 ↑
EXCESS INVESTMENT INCOME			
Net investment income	987,499	952,447	3.7 ↑
Required interest on:			
Net policy liabilities:			
Policy reserves	(919,864)	(877,822)	
Deferred acquisition costs	260,843	247,389	
Debt	(90,395)	(83,486)	
Total excess investment income	238,083	238,528	0.2 ↓
Corporate expenses	(11,156)	(9,553)	
Pre-tax operating income	1,026,316	895,241	14.6 ↑
Income tax	(197,059)	(169,426)	
Net operating income before stock compensation expense	829,257	725,815	
Stock compensation expense, net of tax	(22,912)	(18,318)	
NET OPERATING INCOME	**$806,345**	**$707,497**	**14.0 ↑**
Operating EPS on a diluted basis	**$8.15**	**$6.86**	**18.8 ↑**
Diluted average shares outstanding	98,985	103,170	
Reconciliation of Net Operating Income to Net Income:			
Net operating income	$806,345	$707,497	
Non operating items, net of tax:			
Realized gains (losses) – investments	(60,473)	54,220	
Realized gains (losses) – redemption of debt	–	(7,358)	
Administrative settlements	–	(1,047)	
Non-operating expenses	(4,196)	(1,923)	
Legal proceedings	(1,972)	(6,430)	
NET INCOME	**$739,704**	**$744,959**	
EPS on a diluted basis	**$7.47**	**$7.22**	

Note: The Operating Summary has been prepared in the manner Globe Life management uses to evaluate the operating results of the Company. It differs from the Consolidated Statements of Operations found in the accompanying SEC Form 10-K.

16

Condensed Balance Sheets

Unaudited and $ in thousands except per share amounts

	At December 31, 2022	2021
Assets:		
Fixed maturities at amortized cost*	$18,301,692	$17,804,922
Cash and short-term investments	206,680	161,308
Other investments	1,590,882	1,383,559
Deferred acquisition costs*	5,244,527	4,919,055
Goodwill	481,791	481,791
Other assets	1,504,534	1,521,375
Total assets*	**$27,330,106**	**$26,272,010**
Liabilities and shareholders' equity:		
Policy liabilities	$17,335,977	$16,612,074
Current and deferred income taxes payable*	1,062,691	1,030,853
Short-term debt	449,103	479,644
Long-term debt	1,627,952	1,546,494
Other liabilities	542,094	722,009
Shareholders' equity, excluding ASC 320*+	6,312,289	5,880,936
Total liabilities and shareholders' equity	**$27,330,106**	**$26,272,010**
Actual shares outstanding:		
Basic	96,740	99,567
Diluted	98,615	100,535
Book value (shareholders' equity, excluding ASC 320) per diluted share	$64.01	$58.50
Net operating income as a return on average equity, excluding ASC 320	13.4%	12.3%
Average equity, excluding ASC 320	$6,015,546	$5,743,285
Debt to capital ratio, excluding ASC 320	24.8%	25.6%

Reconciliation of Globe Life management's view of selected financial items to comparable GAAP measures*:

	2022	2021
Shareholders' equity, excluding ASC 320+	$6,312,289	$5,880,936
Effect of ASC 320:		
Increase (decrease) fixed maturities	(1,798,327)	3,500,365
Increase (decrease) deferred acquisition costs	5,380	(4,327)
Decrease (increase) current and deferred income taxes payable	376,519	(734,168)
Shareholders' equity	$4,895,861	$8,642,806
Other comparable GAAP measures:		
Fixed maturities at fair value	$16,503,365	$21,305,287
Deferred acquisition costs	5,249,907	4,914,728
Total assets	25,537,159	29,768,048
Shareholders' equity	4,895,861	8,642,806
Current and deferred income taxes payable	686,172	1,765,021
Book value (shareholders' equity) per diluted share	49.65	85.97
Net income as a return on average equity	12.3%	8.8%
Average equity	$6,023,479	$8,494,262
Debt to capital ratio	29.8%	19.0%

*The Condensed Balance Sheets, excluding ASC 320 have been prepared in the manner Globe Life management, industry analysts, rating agencies and financial institutions use to evaluate the financial position of the company. It differs from the Consolidated Balance Sheets found in the accompanying SEC Form 10-K.

+ASC 320 includes guidance for treatment of unrealized gains and losses on available-for-sale fixed maturities previously included in FAS 115.

17

LINDA L. ADDISON Of Counsel, Norton Rose Fulbright US LLP Houston, Texas MARILYN A. ALEXANDER Principal of Alexander and Friedman, LLC Laguna Beach, California CHERYL D. ALSTON Executive Director and Chief Investment Officer, Employees’ Retirement Fund of the City of Dallas Frisco, Texas MARK A. BLINN Former President and Chief Executive Officer, Flowserve Corporation Dallas, Texas JAMES P. BRANNEN Retired Chief Executive Officer, FBL Financial Group, Inc. Panora, Iowa JANE BUCHAN Chief Executive Officer, Martlet Asset Management LLC Newport Beach, California ALICE S. CHO Senior Advisor to the Boston Consulting Group Dallas, Texas GARY L. COLEMAN Co-Chairman, Globe Life Inc. LARRY M. HUTCHISON Co-Chairman, Globe Life Inc. ROBERT W. INGRAM Retired Ross-Culverhouse Professor of Accounting, Culverhouse College of Commerce, University of Alabama Jupiter, Florida STEVEN P. JOHNSON Retired Partner, Deloitte & Touche LLP Plano, Texas DARREN M. REBELEZ President and Chief Executive Officer, Casey’s General Stores, Inc. West Des Moines, Iowa DAVID A. RODRIGUEZ Retired EVP and Global Chief Human Resources Officer of Marriott International, Inc. Potomac, Maryland MARY E. THIGPEN Consultant for Digital Transformation Strategies, Technology and Cybersecurity Assessments, and Systemic Risk Mitigation Competencies Alpharetta, Georgia Directors GARY L. COLEMAN Co-Chairman LARRY M. HUTCHISON Co-Chairman J. MATTHEW DARDEN Co-Chief Executive Officer FRANK M. SVOBODA Co-Chief Executive Officer JENNIFER A. HAWORTH Executive Vice President and Chief Marketing Officer MARY ELIZABETH HENDERSON Corporate Senior Vice President, Enterprise Lead Generation M. SHANE HENRIE Corporate Senior Vice President and Chief Accounting Officer ROBERT E. HENSLEY Executive Vice President and Chief Investment Officer THOMAS P. KALMBACH Executive Vice President and Chief Financial Officer MICHAEL C. MAJORS Executive Vice President, Policy Acquisition and Chief Strategy Officer R. BRIAN MITCHELL Executive Vice President, General Counsel and Chief Risk Officer CHRISTOPHER T. MOORE Corporate Senior Vice President, Associate Counsel and Corporate Secretary JEFFREY S. MORRIS Corporate Senior Vice President and Chief Actuary PAMELA I. RAMIREZ Corporate Senior Vice President, Enterprise Transformation JOEL P. SCARBOROUGH Corporate Senior Vice President, Legal and Compliance DOLORES L. SKARJUNE Executive Vice President and Chief Administrative Officer CHRISTOPHER K. TYLER Executive Vice President and Chief Information Officer REBECCA E. ZORN Executive Vice President and Chief Talent Officer Officers AMERICAN INCOME DIVISION STEVEN K. GREER Chief Executive Officer DAVID S. ZOPHIN President FAMILY HERITAGE DIVISION KENNETH J. MATSON President and Chief Executive Officer DIRECT TO CONSUMER DIVISION JASON A. HARVEY President and Chief Executive Officer LIBERTY NATIONAL DIVISION STEVEN J. DICHIARO Chief Executive Officer UNITED AMERICAN INSURANCE COMPANY MICHAEL C. MAJORS President Distribution Officers 18